Exhibit 1

PERION ANNOUNCES ANOTHER RECORD QUARTER: THIRD QUARTER
REVENUES UP 81%; EBITDA UP 71%

TEL AVIV, ISRAEL – November 1, 2012 – Perion Network Ltd. (NASDAQ: PERI), today announced financial results for the third quarter and nine months ended September 30, 2012.

Q3 2012 non-GAAP Financial Highlights Include:

•	Quarterly revenues increased 81% year-over-year to a record $16.3 million;

•	Product and other advertising revenues increase 78% year-over-year, reaching $5.4 million;

•	Search revenue increased year over year 82% to $10.9 million;

•	EBITDA increased year over year 71%, reaching$3.8 million, or 23% of revenues; and

•	Net income grew year over year 46%, reaching $2.6 million, or $0.26 per share, representing 16% of revenues;

First Nine Months 2012 non-GAAP Financial Highlights Include:

•	Year-to date revenues increased 55% year-over-year to a record $39.8 million;

•	Product and other advertising revenues increase 153% year-over-year, reaching $17.0 million;

•	Search revenue increased year over year 20% to $22.8 million;

•	EBITDA increased year over year 9% to $9.1 million, or 23% of revenues; and

•	Net income was $6.7 million, or $0.66 per share, representing 17% of revenues;

Josef Mandelbaum, Perion’s CEO commented: “This quarter was a phenomenal quarter   for us in every aspect of our business.  A year post the acquisition of Smilebox, I am proud to announce that Q3 was a record quarter of profitability for Smilebox and revenues continue to grow at a 30% pace. The acquisition has truly proven out to be a big win for us.”

“In addition,” continued Mandelbaum, “Thanks to efforts invested in our back-end systems and analytics, we have succeeded in ramping up our customer acquisition efforts with a very high return on investment which in turn created rapid growth in search generated revenues.  Even more encouraging is while we have invested in growing our business,  our profits and profit margins have increased dramatically. We intend to build and even further improve on these successes, as we contemplate new acquisition opportunities and plan for even greater growth in 2013.”

Non-GAAP Financial Comparison for the Third Quarter and First Nine Months of 2012:

Revenue: Q3’12 revenues were a record $16.3 million, increasing 32% over the prior quarter and 81% compared to the third quarter of 2011. The accelerating growth was a result of positive trends in all Perion’s revenue streams, but  primarily as a result of the Company’s search generated revenues increasing 82% year-over-year and 70% sequentially quarter-over quarter. Management continues to work on improving systems powering the record revenue growth and expect strong performance in the coming quarters as well.

In the first nine months of 2012, revenues increased 55%, reaching $39.8 million, compared to $25.7 million in the first nine months of 2011, and surpassing sales for the entire year of 2011. This increase was primarily due to increasing product sales three-fold and a 20% increase in search generated revenues.

Gross Profits: Gross profit in the third quarter of 2012 was $15.2 million, up 33% sequentially and up 82% from the third quarter of 2011. The gross profit margin increased to 94% this last quarter, compared to 93% in the third quarter of 2011. In the first nine months of 2012, gross profit increased 53%, reaching $37.2 million, or 93% of sales, compared to $24.3 million, or 94% of sales.

Customer Acquisition Costs (“CAC”): In the third quarter of 2012, Perion invested $5.8 million in CAC, compared to $3.9 million last quarter and $2.6 million in the third quarter of 2011. In the first nine months of 2012 the investment in CAC totaled $12.4 million, compared to only $4.9 million in the same period last year. The increase in CAC was in conjunction with the improvement in the return on this investment, credited to the Company’s enhanced back-end systems and improved methodology. Management continues to increase this investment, being the main force powering Perion’s search generated growth, while remaining focused on increasing profits.

EBITDA: In the third quarter of 2012, EBITDA was $3.8 million, or 23% of sales, increasing 71% compared to the same quarter last year, despite the $3.2 million increase in CAC.  In the first nine months of 2012 EBITDA was $9.1 million, increasing $0.8 million from $8.3 million in the first nine months of 2011, even though CAC increased $7.4 million in the 2012 period, compared to the 2011 period.

Net Income: In the third quarter of 2012, net income was $2.6 million or $0.26 per share, compared to $1.8 million, or $0.18 per share in the third quarter of 2011. In the first nine months of 2012 net income was $6.7 million, or $0.66 per share, similar to the first nine months of 2011, offsetting the decrease in the first half of the year, as the Company rebounded in the third quarter.

Cash Flow from Operations: Based on reports in U.S. GAAP, in the first nine months of 2012, cash flow from operations was $4.8 million, compared to $5.4 million in the first nine months of 2011.  The decrease in cash flow from operations is primarily due to the increase in CAC and search revenues receivable in 2012.

Conference Call

Perion will host a conference call to discuss the results today, November 1st at 10 a.m. EDT (4 p.m. Israel Time). To listen to the call please visit the Investor Relations section of Perion’s website at www.perion.com/events-presentations. Click on the link provided for the webcast, or dial 1-866-744-5399. Callers from Israel may access the call by dialing (03) 918-0685. The webcast will be archived on the company’s website for seven days.

About Perion Network Ltd.

Perion Network, Ltd. (NASDAQ: PERI) is a global internet consumer software company that develops applications to make the online experience of its users simple, safe and enjoyable. Perion’s two main award winning consumer brands are: IncrediMail and Smilebox. Together these products have had over 150 million downloads. IncrediMail, is a streamlined e-mail and Facebook application with an easy-to-use interface that allows for more personalized communications sold in over 100 countries in 8 languages and Smilebox, a leading photo sharing and social expression product and service that lets customers quickly turn life's moments into digital creations to share and connect with friends and family in a fun and personal way. Perion’s applications are monetized through a freemium model. Free versions of our applications are monetized primarily through our toolbar which generates search revenue, and advertising revenue generated through impressions, while a more advanced feature rich version is available with a premium upgrade. Perion also offers and develops a range of products for mobile phones and tablets to answer its users increasing mobile demands. For more information on Perion please visit www.perion.com.

Non-GAAP measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: Valuation adjustment on acquired deferred product revenues, amortization of acquired intangible assets, share-based compensation expenses, acquisition related expenses, deferred finance expenses and non-recurring tax benefits. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2011. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
Deborah Margalit
Perion Investor Relations
+972-3-7696100
investors@perion.com

Hayden/MS-IR LLC
Brett Maas/ Miri Segal-Scharia
646-536-7331/ 917-607-8654
Brett@haydenir.com/msegal@ms-ir.com

Source: Perion Network Ltd.

PERION NETWORK LTD.

NON-GAAP SUMMARY FINANCIAL METRICS

U.S. dollars in thousands (except per share data), unaudited

	Quarter ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Revenues:
Search	$10,861	$5,955	$22,811	$19,007
Product	4,142	2,006	14,175	4,516
Other	1,271	1,031	2,849	2,207
Total revenues	$16,274	$8,992	$39,835	$25,730
Gross Profit	$15,233	$8,389	$37,219	$24,284
EBITDA	$3,801	$2,225	$9,068	$8,310
Net Income	$2,649	$1,817	$6,665	$6,672
Diluted EPS	$0.26	$0.18	$0.66	$0.67

PERION NETWORK LTD.

GAAP FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars and number of shares in thousands (except per share data), (unaudited)

	Quarter ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

Revenues:
Search	$10,861	$5,955	$22,811	$19,007
Product	4,083	1,445	13,197	3,955
Other	1,271	1,031	2,849	2,207
Total revenues	16,215	8,431	38,857	25,169
Cost of revenues	1,293	686	3,380	1,529
Gross profit	14,922	7,745	35,477	23,640
Operating expenses:
Research and development, net	2,711	1,726	7,858	5,067
Selling and marketing	2,036	712	5,260	2,477
Customer acquisition costs	5,825	2,625	12,363	4,942
General and administrative	1,738	2,437	5,253	5,983
Total operating expenses	12,310	7,500	30,734	18,469
Operating income	2,612	245	4,743	5,171
Financial income (expense), net	(58)	100	(254)	234
Income before taxes on income	2,554	345	4,489	5,405
Taxes on income (benefit)	861	325	1,548	(71)
Net income	$1,693	$20	$2,941	$5,476

Basic earnings per share	$0.17	$0.00	$0.30	$0.56
Diluted earnings per share	$0.17	$0.00	$0.29	$0.55

Basic weighted number of shares	10,003	9,740	9,968	9,726
Diluted weighted number of shares	10,158	10,013	10,062	10,016

PERION NETWORK LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

 U.S. dollars and number of shares in thousands (except per share data), unaudited

	Quarter ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
GAAP revenues	$16,215	$8,431	$38,857	$25,169
Valuation adjustment on acquired deferred product revenues	59	561	978	561
Non-GAAP revenues	$16,274	$8,992	$39,835	$25,730

GAAP gross profit	$14,922	$7,745	$35,477	$23,640
Valuation adjustment on acquired deferred product revenues	59	561	978	561
Share based compensation	2	-	14	-
Amortization of acquired intangible assets	250	83	750	83
Non-GAAP gross profit	$15,233	$8,389	$37,219	$24,284

GAAP operating expenses	$12,310	$7,500	$30,734	$18,469
Acquisition related expenses	188	809	501	1,030
Share based compensation	246	326	775	915
Amortization of acquired intangible assets	211	68	630	68
Other	-	(50)	-	(50)
Non-GAAP operating expenses	$11,665	$6,347	$28,828	$16,506

GAAP operating income	$2,612	$245	$4,743	$5,171
Valuation adjustment on acquired deferred product revenues	59	561	978	561
Acquisition related expenses	188	809	501	1,030
Share based compensation	248	326	789	915
Amortization of acquired intangible assets	461	151	1,380	151
Other	-	(50)	-	(50)
Operating income adjustments	956	1,797	3,648	2,607
Non-GAAP operating income	$3,568	$2,042	$8,391	$7,778

GAAP Net income	$1,693	$20	$2,941	$5,476
Operating income adjustments	956	1,797	3,648	2,607
Deferred finance expenses	-	-	76	-
Non-recurring tax expense	-	-	-	(1,411)
Non-GAAP net income	$2,649	$1,817	$6,665	$6,672
GAAP diluted earnings per share	$0.17	$0.00	$0.29	$0.55
Non-GAAP diluted earnings per share	$0.26	$0.18	$0.66	$0.67
Shares used in computing US GAAP and Non-GAAP diluted earnings per share	10,158	10,013	10,062	10,016

Non-GAAP net income	$2,649	$1,817	$6,665	$6,672
Income tax expense (credit)	861	325	1,548	(71)
Non-recurring tax expense	-	-	-	1,411
Interest expense (income), net	58	(100)	178	(234)
Depreciation and amortization	233	183	677	532
Non-GAAP EBITDA	$3,801	$2,225	$9,068	$8,310

PERION NETWORK LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	September 30,	December 31,
	2012	2011
	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$17,860	$11,260
Trade receivables	5,063	3,265
Other receivables and prepaid expenses	6,259	6,459
Total current assets	29,182	20,984
LONG-TERM ASSETS:
Severance pay fund	401	484
Property and equipment, net	1,256	1,300
Other intangible assets, net	5,650	6,606
Goodwill	24,753	24,753
Other assets	700	777
Total long-term assets	32,760	33,920
Total assets	$61,942	$54,904

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$2,300	$-
Trade payables	4,195	3,207
Deferred revenues	4,380	4,280
Payment obligation related to acquisition	-	6,574
Accrued expenses and other liabilities	7,008	6,950
Total current liabilities	17,883	21,011
LONG-TERM LIABILITIES:
Long-term debt	7,125	-
Deferred revenues	-	1,120
Deferred tax liability	71	12
Accrued severance pay	881	946
Total long-term liabilities	8,077	2,078
SHAREHOLDERS' EQUITY	35,982	31,815
Shares authorized: 40,000,000 Shares issued and outstanding: 10,040,490 and 9,916,194 as of September 30, 2012 and December 31, 2011, respectively;
Total liabilities and shareholders' equity	$61,942	$54,904

PERION NETWORK LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

 U.S. dollars in thousands, (unaudited)

	Nine months ended September 30,
	2012	2011
Cash flows from operating activities:
Net income	$2,941	$5,476
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,057	683
Stock based compensation expense	789	915
Accretion of payment obligation related to acquisition	389	-
Amortization of accrued interest on marketable securities	-	37
Loss from marketable securities, net	-	48
Deferred taxes, net	49	163
Accrued severance pay, net	18	22
Net changes in operating assets and liabilities:
Trade receivables	(1,798)	(2,698)
Other receivables and prepaid expenses	210	980
Other long-term assets	77	293
Trade payables	988	(809)
Deferred revenues	(1,020)	97
Accrued expenses and other liabilities	58	144
Net cash provided by operating activities	4,758	5,351
Cash flows from investing activities:
Purchase of property and equipment	(447)	(193)
Long term restricted cash	-	100
Capitalization of software development and content costs	(585)	(1,020)
Acquisition of subsidiary	(6,626)	(21,708)
Proceeds from sales of marketable securities	-	26,703
Investment in marketable securities	-	(11,915)
Net cash used in investing activities	(7,658)	(8,033)
Cash flows from financing activities:
Exercise of share options	75	29
Proceeds from long-term loans	10,000	-
Repayment of long-term loans	(575)	-
Dividend paid	-	(3,885)
Net cash provided by (used in) financing activities	9,500	(3,856)
Increase (Decrease) in cash and cash equivalents	6,600	(6,538)
Cash and cash equivalents at beginning of year	11,260	16,055
Cash and cash equivalents at end of period	$17,860	$9,517
Supplemental disclosure of non-cash investing activities:
Issuance of shares in connection with the acquisition of Smilebox	337	-
Stock-based compensation that was capitalized as part of capitalization of software development costs	25	-